[Patton Boggs LLP Letterhead]

January 20, 2006	Jeffrey D. Haas
(202) 457-5675
jhaas@pattonboggs.com
VIA EDGAR AND PDF
Mr. Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303
Mail Stop 3628

Re:	Matrix Bancorp, Inc.
Schedule TO-I/A
Filed on January 6, 2006
File No. 005-47981
Dear Mr. Werbitt:
     Pursuant to your discussions with my colleague Jordan Hamburger on January 13, 2006, I am writing to address the Staff’s comment on the captioned Amendment No. 1 to Schedule TO of Matrix Bancorp, Inc. (the “Company”) dated January 6, 2005. More specifically, the Staff’s comment focuses on an amendment to Section 6 “Conditions of the Tender Offer” in the Offer to Purchase dated December 20, 2005, which was previously filed with the Securities and Exchange Commission (the “SEC”) as Exhibit (a)(1)(i) to Schedule TO.
     During the January 13th call, the Staff requested that the Company amend its disclosure to clarify the basis upon which it will determine if completion of the tender offer and the purchase of the shares tendered pursuant thereto will cause the Company to no longer satisfy The NASDAQ National Market continued listing requirements. In Amendment No. 2 to Schedule TO of the Company, filed with the SEC on January 19, 2006, the Company clarified that the determination will be made on the basis of The NASDAQ National Market continued listing requirement of having at least 400 round lot holders of the Company’s common stock.

Mr. Jeffrey B. Werbitt
January 20, 2006

     If you have any questions or comments concerning the Company’s responses, please contact the undersigned or Norman Antin at (202) 457-6514.

Respectfully submitted, /s/ JEFFREY D. HAAS Jeffrey D. Haas, Esq.

cc:	Norman B. Antin, Esq.
Mr. Michael J. McCloskey